
03022417



ORKLA

long-term value creation



"Exemption No. 82-3998"

Press release



P. O. Box 423 Skøyen, N-0213 Oslo Telephone: +47-22 54 40 00 Telefax: +47-22 54 44 90
www.orkla.com

Ref.: Ole Kristian Lunde, Senior VP Corporate Communications Tel.: +47 22 54 44 31
Terje Andersen, Senior VP Corporate Finance Tel.: +47 22 54 44 19

Date: 8 May 2003

Beverages reduce Orkla profit

Orkla's operating profit before goodwill amortisation amounted to NOK 433 million in the first quarter, compared with NOK 582 million last year. First quarter profit from Carlsberg Breweries was significantly lower. On the whole, the performance of the other industrial areas was on a par with last year.

The Financial Investments division managed relatively well on a weak market. At the end of the quarter, the market value of the portfolio was lower than the book value. NOK 668 was posted as a loss on portfolio shares as a result of this. At the end of April, however, the entire loss had been reversed due to a market upswing.

Orkla's operating revenues totalled NOK 9.9 billion in the first quarter, compared with NOK 10.3 billion in the corresponding period of last year. Including the posted portfolio losses, the pre-tax loss was NOK 9 million, compared with a profit of NOK 425 million in the first quarter of last year. Adjusted for currency fluctuations and Easter effects (Easter fell in the first quarter last year and the second this year), operating revenues were on a par with 2002.

"We are not satisfied with our first quarter results. The decline in profit was due to Carlsberg Breweries, which had a poor start to the year. All in all, the performance of the other industrial areas was on a par with last year. The first quarter is generally a low season for beverages, but most markets have been affected by weaker demand than anticipated, especially in the hotel and restaurant sector," says President and Group CEO Finn Jebsen.

BRANDED CONSUMER GOODS:

- **Orkla Foods** reported operating profit before goodwill amortisation of NOK 144 million, down from NOK 167 million in the corresponding period of last year. The decline was due to the effects of a late Easter. First quarter operating revenues totalled NOK 2.7 billion, on a par with last year. In order to strengthen its competitiveness, Orkla Foods has intensified its focus on improvement programmes, which will reduce costs significantly.
- **Orkla Beverages** (40% of Carlsberg Breweries). The operating loss before goodwill amortisation was NOK 9 million, compared with a profit of NOK 141 million in the first quarter of 2002. Operating revenues dropped 11 per cent compared with the corresponding period of last year, to NOK 2.8 billion. While the Carlsberg brand globally achieved a five per cent increase in volume, volume growth on the European markets in general was weak. BBH increased its market shares in Russia, but overall market growth for beer was negative in the first quarter.
- **Orkla Brands** increased its operating profit before goodwill amortisation to NOK 213 million, 22 per cent higher than in the first quarter of last year. Growth was partly driven by internal improvement projects, particularly in the Biscuits and Confectionery sectors, and partly by launches of new products.
- Operating revenues for **Orkla Media** ended up at just over NOK 1.7 billion. Operating profit before goodwill amortisation increased to NOK 16 million, up from NOK - 9 million in the first quarter of last year. Profit growth was mainly ascribable to Newspapers Norway and Magazines, while the decline on the Polish advertising market now appears to be flattening out. The Danish advertising market is expected to remain weak.

CHEMICALS:

Borregaard's operating revenues amounted to NOK 1.5 billion, marginally lower than in the first quarter of last year. Operating profit before goodwill amortisation fell from NOK 140 to 103 million. Profit in the Chemicals area was affected by the loss of profit from divested businesses. At the same time, new operations in Switzerland are being phased in. This reduced quarterly profit, but the trend for the rest of the year is expected to be more positive. The lignin and energy businesses performed well.

FINANCIAL INVESTMENTS:

After falling 31.1 per cent in 2002, the Oslo Stock Exchange Benchmark Index dropped a further 9.7 per cent in the first quarter of 2003. The other Nordic markets also experienced a weak trend in the first quarter. The strongest decline was on the Finnish stock market, which fell 14.8 per cent. The return on Orkla's investment portfolio was - 6.3 per cent in the first quarter.
The book loss before tax for the Financial Investments division was NOK 88 million, compared with a profit of NOK 163 million in the corresponding period of last year. At the end of the quarter, the market value of the portfolio was less than the book value. In accordance with Orkla's accounting practice, the difference was therefore posted as a NOK 668 million loss on portfolio shares. As mentioned above, however, the entire loss had been reversed by the end of April. Realised gains totalled NOK 28 million, compared with NOK 138 million last year. The net asset value was reduced by NOK 805 million to NOK 9.4 billion.. At the end of the quarter, the market value of the portfolio was NOK 11.2 billion, of which foreign investments accounted for just under 30 per cent.

FINANCIAL SITUATION:

Since the beginning of the year, Orkla's net interest-bearing liabilities have increased by NOK 921 million to NOK 20.4 billion. The balance sheet total is NOK 53.7 billion and the book equity-to-assets ratio is 35.0 per cent.

Capacity expansion at Carlsberg Breweries accounted for most of the Industry division's expansion investments. The net value of acquired companies was NOK 66 million. Divested companies amounted to NOK 185 million in the first quarter, and are related to Borregaard's sale of nine small power stations towards the end of 2002. The Orkla Group's net sales of portfolio shares totalled NOK 218 million in the first quarter.

OUTLOOK:

On the whole, Orkla maintains its view of the economic prospects for 2003, as expressed in the Report of the Board of Directors in the Annual Report for 2002. Due to a somewhat weaker start to the year for Carlsberg Breweries, however, their estimate for anticipated growth in operating profit before goodwill amortisation has been reduced from 5-10 per cent (in local currency) to more or less zero growth in 2003. On the whole, positive growth is anticipated for Orkla's other operations. Interest rates and the foreign currency situation may have certain positive effects, mainly in the latter part of the year.

Group income statement

Amounts in NOK million	*1.1.-31.3.* **2003**	*1.1.-31.3.* 2002	*1.1.-31.12.* 2002
Operating revenues	**9,870**	10,278	42,979
Operating expenses	**-8,874**	-9,144	-37,084
Ordinary depreciation and write-downs	**-563**	-552	-2,232
Operating profit before goodwill amortisation	**433**	582	3,663
Goodwill amortisation and write-downs	**-130**	-117	-499
Other revenues and expenses [1]	**-1**	0	-143
Operating profit	**302**	465	3,021
Profit from associates	**571**	87	305
Dividends	**26**	13	369
Portfolio gains	**-640**	138	-95
Financial items, net	**-268**	-278	-1,193
Profit before tax	**-9**	425	2,407
Taxes	**3**	-115	-630
Profit after tax	**-6**	310	1,777
Of this minority interests	**16**	40	166
Profit before tax, Industry division	**79**	262	2,067
Profit before tax, Financial Investments division	**-88**	163	340
Earnings per share fully diluted (NOK)	**-0.1**	1.3	7.7
Earnings per share fully diluted, adjusted (NOK)[2]	**0.5**	1.8	10.6

1) *Other revenues and expenses totalled net NOK -1 million in first quarter 2003 which can be related to Orkla Beverages.*
2) Excluding goodwill amortisation and other revenues and expenses.

Amounts in NOK million	Operating revenues 1.1.-31.3. 2003	1.1.-31.3. 2002	1.1.-31.12. 2002	Operating profit before goodwill amortisation 1.1.-31.3. 2003	1.1.-31.3. 2002	1.1.-31.12 2002
Orkla Foods	**2,663**	2,688	11,062	**144**	167	902
Orkla Beverages	**2,846**	3,195	14,516	**-9**	141	1,364
Orkla Brands	**1,173**	1,132	4,500	**213**	175	787
Orkla Media	**1,726**	1,738	7,079	**16**	-9	148
Eliminations	**-50**	-39	-157	**0**	0	0
Branded Consumer Goods	**8,358**	8,714	37,000	**364**	474	3,201
Chemicals	**1,462**	1,527	5,726	**103**	140	537
H.O./Unallocated/Eliminations	**-26**	-14	-58	**-36**	-35	-116
Industry division	**9,794**	10,227	42,668	**431**	579	3,622
Financial Investments division	**76**	51	311	**2**	3	41
Group	**9,870**	10,278	42,979	**433**	582	3,663

Group balance sheet

Amounts in NOK million	**31.3. 2003**	31.3. 2002	31.12 2002
Assets:			
Long-term assets	**27,519**	27,731	26,786
Portfolio investments etc.	**11,297**	12,182	11,998
Short-term assets	**14,886**	14,160	14,338
Total assets	**53,702**	54,073	53,122
Equity and Liabilities:			
Equity and minority interests	**18,777**	18,711	18,691
Interest-bearing liabilities	**23,001**	23,857	22,443
Interest-free liabilities and provisions	**11,924**	11,505	11,988
Total equity and liabilities	**53,702**	54,073	53,122
Equity to total assets ratio (%)			
Book	**35.0**	34.6	35.2
Including unrealised gains before tax	**35.0**	38.4	35.4

" EXEMPTION No. 82-3998 "

03 JUN -6 AM 7:21



The Orkla Group
First quarter 2003
8 May 2003



ORKLA

Agenda

- Highlights and key figures
- Currency translation effects
- Results by business area
- Cash flow statement and balance sheet





ORKLA

Highlights Q1-2003

- Weak results in Carlsberg Breweries in off-season period
  - Weak demand in most markets, enhanced by later Easter
- Other business areas in line with last year
  - Underlying improvement when adjusted for later Easter holiday and structural changes (Chemicals)
- NOK 513 million gain on sale of stake in Enskilda Securities
- Portfolio performance -6.3% vs. OSEBX -9.7%
  - Write-down of portfolio book value by NOK 668 million, reversed by April 30




ORKLA

Key figures Q1-2003

NOK million	1 Jan - 31 Mar 2003	1 Jan - 31 Mar 2002	Change Acc.	Change excl. FX transl.
Operating revenues	9 870	10 278	-4 %	0 %
EBITA*	**433**	**582**	-26 %	-23 %
Goodwill amortisation	-130	-117		
Other revenues and expenses	-1	0		
EBIT	**302**	**465**		
Associated companies	**571**	87		
Portfolio gains	**-640**	138		
Dividends and net financial items	**-242**	-265		
Profit before tax	**-9**	**425**		
Earnings per share (NOK)	-0.1	1.3		
Free cash flow Industry	-20	124		

* Excl. other revenues and expenses




ORKLA

Currency translation effects

- The currency translation* effects are still negative, but less noteworthy
  - Impact on revenues is NOK -440 million, impact on EBITA is insignificant


Performance of NOK versus USD and EUR
USD
EUR
9.0
8.8
8.6
8.4
8.2
8.0
7.8
7.6
7.4
7.2
7.0
Q1-02
Q2-02
Q3-02
Q4-02
Q1-03

*) Primarily Branded Consumer Goods


ORKLA

Orkla Foods

in NOK million	1 Jan - 31 Mar 2003	2002	Change Acc.	excl. FX transl.	Full year 2002
Operating revenues	2 663	2 688	-1 %	2 %	11 062
EBITA*	144	167	-14 %	-13 %	902
Goodwill amortisation	-43	-40			-168
Operating profit*	101	127	-20 %		734
EBITA-margin*	5.4 %	6.2 %			8.2 %

* Excluding other revenues and expenses

- EBITA on a par with last year when adjusted for Easter effect
- Progress in Norway (Stabburet)
- Weak quarter for Seafood operations
  - Lower sales in Sweden (Abba Seafood), partly due to late Easter
  - Turnaround in Poland (Superfish) on schedule, effects will materialise later in the year


ORKLA

Orkla Foods (cont.)

New organisational set-up from March 2003



Orkla Foods
OF International
OF Nordic
OF Ingredients

In order to sharpen strategic focus on
- *Innovation*
- Brand building
- *Cost rationalisation programmes*
- Further growth




ORKLA

Orkla Beverages (40% of Carlsberg Breweries)

in NOK million	1 Jan - 31 Mar 2003	1 Jan - 31 Mar 2002	Change Acc.	Change excl. FX transl.	Full year 2002
Operating revenues	2 846	3 195	-11 %	-3 %	14 516
EBITA*	-9	141	-106 %	-107 %	1 364
Goodwill amortisation	-36	-26			-111
Operating profit*	-45	115	-139 %		1 253
EBITA-margin*	-0.3 %	4.4 %			9.4 %
Profit from associates**	10	9			

* Excluding other revenues and expenses
**CB reports associated companies excluding taxes as part of EBITA

- Disappointing first quarter due to:
  - General market trends reflecting uncertain economic situation
  - *Easter effect in Europe*
  - Negative effect from exchange rates
  - Weaker margins/pricing in Russia
- Carlsberg Breweries gained market shares in core regions
- Carlsberg brand continues to advance (+5%) despite difficult market conditions




ORKLA

Carlsberg Breweries excl. BBH

- Declining volumes, particularly in ho-re-ca channel
  - Difficult economic environment lowering consumer confidence
  - Business in Hong Kong and Singapore affected by fear of SARS virus
- Late Easter reduces EBITA by approx. DKK 75-100 million (100%)
  - Mainly in Nordic region
- Volume growth in the UK, driven by Carlsberg brand
- Improved profitability in Turkey, in spite of war in Iraq
  - Ambition of break-even at EBITA level for full year 2003




ORKLA

Baltic Beverages Holding (50%)

in DKK million	1 Jan - 31 Mar 2003	2002	Change Acc.	excl. FX transl.	Full year 2002
Operating revenues	802	949	-15 %	5 %	4 598
EBITA	111	219	-49 %	-41 %	1 231
EBITA-margin	13.8 %	23.1 %	-9.2 %		26.8 %

- Increase in costs as result of expansion phase
  - Close to finalisation of substantial capacity investment programme
- FX impact on operating profit DKK -30 million
- Baltika kept prices stable during distribution restructuring in spite of inflation and beer tax increase
- Market share growth in all markets




ORKLA

BBH - Market trends beer

Q1	Market growth	Baltic Beverages Holding Volume growth	Market share	Change from Q1-02	Litres per capita 2002
Russia	-5 %	-3 %	34.3 %	0.8 %-pts	48
Ukraine	4 %	12 %	20.4 %	1.5 %-pts	28
Baltic States	0 %	0 %	45.5 %	0.2 %-pts	67


Q1-01 15 25
Q2-01 21 23
Q3-01 29 40
Q4-01 15 32
Q1-02 21 41
Q2-02 12 29
Q3-02 4 13
Q4-02 1 3
Q1-03 -5 -3
Market
BBH

Volume growth compared with corresponding quarter the year before




ORKLA

Carlsberg Breweries – outlook

- EBITA* in line with last year (revised down from +5-10%)
- Working capital reduction: Target of DKK 1 billion
- Carlsberg brand volume to increase by 7%



*) Orkla Beverages must be adjusted for associated companies and currency translation effects


ORKLA

Orkla Brands

in NOK million	1 Jan - 31 Mar 2003	1 Jan - 31 Mar 2002	Change Acc.	Change excl. FX transl.	Full year 2002
Operating revenues	1 173	1 132	4 %	4 %	4 500
EBITA*	213	175	22 %	22 %	787
Goodwill amortisation	-9	-9			-38
Operating profit*	204	166	23 %		749
EBITA-margin*	18.2 %	15.5 %			17.5 %

* Excluding other revenues and expenses

- Broad increase in both revenues and EBITA
  - Favourable effects from currency and product mix
- Cost reduction programmes in Biscuits (completed) and Confectionery (ongoing) contribute positively
- New products launched in Q1 have so far been successful
  - Products launched over the last two years continue to perform well
- Sales from contract production to Unilever anticipated to decline in second half of 2003




ORKLA

Orkla Media

in NOK million	1 Jan - 31 Mar 2003	1 Jan - 31 Mar 2002	Change Acc.	Change excl. FX transl.	Full year 2002
Operating revenues	1 726	1 738	-1 %	3 %	7 079
EBITA*	16	-9			148
Goodwill amortisation	-39	-38			-163
Operating profit*	-23	-47			-15
EBITA-margin*	0.9 %	-0.5 %			2.1 %

* Excluding other revenues and expenses

- EBITA-improvement in all areas except for Denmark (Berlingske)
  - Continued strong performance by Magazines
- Advertising market levelling out in Poland, Denmark still in decline
- Leadership position in Copenhagen free-sheet market strengthened
  - Strong growth in revenues and improved readership figures
  - Operating loss reduced




ORKLA

Orkla Media – change in advertising revenues

Change in advertising revenues, compared with corresponding quarter the year before (NOK million)


Q1-01
Q2-01
Q3-01
Q4-01
Q1-02
Q2-02
Q3-02
Q4-02
Q1-03
9
-25
-53
-152
-110
-69
-57
-40
-23




ORKLA

Chemicals

in NOK million	1 Jan - 31 Mar 2003	2002	Change Acc.	excl. FX transl.	Full year 2002
Operating revenues	1 462	1 527	-4 %	-2 %	5 726
EBITA*	103	140	-26 %	-26 %	537
Goodwill amortisation	-1	-3			-12
Operating profit*	102	137	-26 %		525
EBITA-margin*	7.0 %	9.2 %			9.4 %

* Excluding other revenues and expenses

- EBITA decline largely explained by structural changes
  - *Full year effect expected to be positive*
- Borregaard Switzerland improvement programme on schedule
  - Price increases for cellulose implemented, effective from Q2
- Strong results in lignin and energy businesses
- Lower prices in NOK reduce profit, impact softened by currency hedging and improvement programmes




ORKLA

Financial Investments - portfolio performance



Return (%)
Orkla's portfolio
Oslo Stock Exchange
-6.3
-9.7
-13.5
-24.8
14.8
9.8
1 Jan 03-
31 Mar 03
Annual average
1 Apr 01 -
31 Mar 03
1 Jan 83 –
31Mar 03



Change in Net Asset Value
1 Jan - 31 Mar 03
NOK million
-858
28
23
2
-805
Unrealised gains
Realised gains
Dividends received
Other income and costs
Change in net asset value




ORKLA

Portfolio as of 31 Mar 2003

Principal holdings	Industry	Market value (NOK million)	Share of portfolio (%)	Share of equity (%)
Elkem	Metals	2 624	23.4	39.4
Storebrand	Insurance	669	6.0	10.0
Norway Seafoods Holding [1]	Industrial	557	5.0	N/A
Industri Kapital 2000 [2]	Investment	455	4.1	3.6
DnB Holding	Bank	419	3.7	1.9
Rieber & Søn	Food	402	3.6	9.9
Industri Kapital 97 [2]	Investment	369	3.3	8.0
Bergesen	Shipping	338	3.0	4.3
Norsk Hydro	Energy and materials	334	3.0	0.5
Nordstjernen Holding [3]	Investment	287	2.6	35.0
Total principal holdings		**6 454**	**57.5**	
Market value of entire portfolio		**11 224**		

1) Not listed, convertible bond
2) Not listed
3) Not listed, but invest only in listed shares




ORKLA

Financial Investments - portfolio key figures

in NOK million	31 Mar 03	31 Dec 02	Change 03
Market value	11 224	12 060	-836
Net asset value	9 435	10 240	-805
Unrealised gains before tax	-668*	190	-858
Share of portfolio invested			
outside Norway	30 %	30 %	0 %-p
in listed companies	74 %	77 %	-3 %-p

*) Reversed by 30 April 2003




ORKLA

Cash Flow Statement - key figures

in NOK million	1 Jan - 31 Mar 2003	1 Jan - 31 Mar 2002	Full year 2002
Cash flow from operations	**623**	**723**	**6 071**
- change in net working capital	*-384*	*-404*	*195*
Net capital expenditure	-390	-410	-1 843
Free cash flow Industry	**-20**	**124**	**3 085**
Free cash flow Financial Investments	**-156**	**46**	**715**
Taxes paid and miscellaneous	-211	-677	-1 180
Cash flow before capital transactions	**-387**	**-507**	**2 620**
Dividends paid and share buy-back	-174	-67	-1 132
Cash flow before expansion	**-561**	**-574**	**1 488**
Expansion investments, Industry	-50	-209	-740
Companies sold	185	0	210
Acquisitions	-66	-241	-1 920
Net purchases/sales portfolio investments	242	-562	-920
Net cash flow	**-250**	**-1 586**	**-1 882**
Currency translation differences	-671	297	1 498
Change in net interest-bearing liabilities	**921**	**1 289**	**384**
Net interest-bearing liabilities	**20 437**	**20 421**	**19 516**




ORKLA

Balance Sheet - some key figures

in NOK million	31 Mar 03	31 Dec 02
Long-term assets	27 519	26 786
Portfolio investments etc.	11 297	11 998
Short-term assets	14 886	14 338
Total assets	**53 702**	53 122
Equity to total assets ratio		
- Book	35.0 %	35.2 %
- Incl. unrealised capital gains before tax	35.0 %	35.4 %
Net interest-bearing liabilities	**20 437**	19 516
Net gearing	**1.09**	1.04




ORKLA



ORKLA




ORKLA

Enclosures




ORKLA

Income Statement

NOK million	1 Jan - 31 Mar 2003	2002	Change	Full year 2002
Operating revenues	9 870	10 278	-4 %	42 979
EBITA	**433**	**582**	**-26 %**	**3 663**
Goodwill amortisation	-130	-117	11 %	-499
Other revenues and expenses	-1	0		-143
Operating profit	**302**	**465**	**-35 %**	**3 021**
Associated companies	571	87		305
Dividends received	26	13		369
Portfolio gains	-640	138		-95
Financial items, net	-268	-278	-4 %	-1 193
Profit before tax	**-9**	**425**	**-102 %**	**2 407**
Profit after tax	**-6**	**310**	**-102 %**	**1 777**
- Minority interests	16	40		166




ORKLA

EBITA per quarter for Branded Consumer Goods


298
633
711
620
299
888
790
730
454
975
958
818
474
958
1 002
767
364
Q1 Q2 Q3 Q4
1999
Q1 Q2 Q3 Q4
2000
Q1 Q2 Q3 Q4
2001
Q1 Q2 Q3 Q4
2002
Q1
2003

- Division of effect of Easter holiday sales between Q1 and Q2 can vary from year to year
- Division of summer sales for Carlsberg Breweries between Q2 and Q3 can vary from year to year




ORKLA

Currency translation effects in Q1-2003

NOK million	Revenues	EBITA
Foods	-74	-1
Beverages	-260	-15
Brands	-7	0
Media	-60	1
Chemicals	-39	-1
Total	-440	-16

The above figures show translation effects only
(Figures for Beverages include RUR depreciation vs. DKK)




ORKLA

Currency effects – Chemicals

- Excluding hedging effects, a change of NOK 1 in the USD/NOK rate will affect EBITA by approx. NOK 40 million per quarter
- Volume of USD hedging:
  - *2002/2003: USD 22 million per quarter*
  - 2004: USD 18 million per quarter
  - Effective hedging rate (against NOK) exceeds 9 for all three years
- Assuming a USD/NOK rate on the 7.10 level, the impact on EBITA in Q2 will be slightly negative. For Q3 and Q4 the effect will be neutral (q/q)




ORKLA

Financial items




ORKLA

Financial items, Orkla Group

In NOK million	1 Jan - 31 March 2003	1 Jan - 31 March 2002	Year 2002
Net interest expenses	-234	-274	-997
Currency gain/loss	-15	6	-85
Other financial items, net	-19	-10	-111
Net financial items	-268	-278	-1 193
Avg. net interest-bearing liabilities	19 912	19 649	19 455
Average interest rate	5.1 %	5.5 %	5.4 %




ORKLA

Average interest rate, Orkla Group


7,0 %
6,0 %
5,0 %
4,0 %
3,0 %
2,0 %
1,0 %
0,0 %
T1 97
T2 97
T3 97
T1 98
T2 98
T3 98
T1 99
T2 99
T3 99
T1 00
T2 00
T3 00
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03




ORKLA

Interest cover, Orkla Group

12 month rolling average


Booked
Excluding portfolio gain/loss *
8
7
6
5
4
3
2
1
0
1996
1997
1998
1999
2000
2001
2002
1Q 03

* The figures also take into account the gain on the sale of Hartwall in Q4 – 01 (associated company)




ORKLA

Equity and liabilities, Orkla Group

31 March 2003


NOK million
Net gearing
Net liabilities
Book equity
Net gearing
25 000
20 000
15 000
10 000
5 000
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Q1-03




ORKLA

Debt maturity profile, Orkla ASA*

31 March 2003


NOK million
Drawn amounts
Unutilised credit facilities
5 000
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
03
04
05
06
07
08
09 ->
Average maturity 3.3 years

* Figures represent Orkla ASA only, i.e. do not include joint ventures like Carlsberg Breweries


ORKLA

Funding Sources, Orkla ASA*

NOK billion

31 March 2003


Unutilised credit facilities 38%
Banks 31%
8.8
7.4
7.3
Bonds and CPs 31%

* Figures represent Orkla ASA only, i.e. do not include joint ventures like Carlsberg Breweries


ORKLA


Carlsberg
Carlsberg Breweries
Highlights
Disappointing first quarter due to:
- General market trends reflecting uncertain economic situation
- Easter effect in Europe
- Negative effect from exchange rates
- Weaker margins/pricing in Russia
Carlsberg Breweries gained market shares in core regions
Carlsberg brand continues to advance (+5%) despite difficult market conditions
1
Financial Report


Carlsberg
Carlsberg Breweries
Income Statement
2
Financial Report

DKK million	2003 Q1	2002 Q1	Change
Net revenue	6,855	7,572	-9%
Operating profit (EBITA)	5	355	-99%
One-off items	-2	-	-
Financials, net	-245	-255	+4%
Corporation tax	+102	-17	-
Profit before goodwill	-140	83	-
Goodwill amortisation	-97	-95	-2%
Consolidated profit	-237	-12	-
Minority interest	-23	-81	-
Carlsberg Breweries share of profit	-260	-93	-



Sales and Margin Development

DKK million	2003 Q1	2002 Q1	Change		2002 FY
Net sales	6,855	7,572	-9%		35,544
EBITA	5	355	-99%		3,585
EBITA margin	0.1%	4.7%	-4.6pts.		10.1%



Balance Sheet

DKK million	2003 End Q1	2002 End Q1	Change
Non current assets	28,334	29,224	-3%
Current assets	12,693	14,194	-11%
Total assets	41,027	43,418	-6%
Equity	12,798	13,431	-5%
Net interest bearing debt	13,760	14,563	-6%
Capital employed	29,901	32,012	-7%
Return on capital employed MAT	9.2%	9.8%	-0.6 pts.

Carlsberg Breweries

Volume Definition

Gross volume numbers are consolidated as total beer volume (100%) produced by Carlsberg Group regardless of ownership interest, i.e. the industry standard.

Pro-rata volume numbers take into account the actual ownership interest, i.e. a fully controlled company is included with its total beer volume; whereas the beer volume in a 50/50 JV or a minority holding only reflects the actual holding interest, e.g. a 44% owned company is included with 44% of its beer volume. Carlsberg and Tuborg brand beer is included 100%.

Numbers are shown for the last quarter as well as Moving Annual Total (MAT); i.e. MAT 03 (Q1) is the cumulated beer volume for the period April 1, 2002 to March 31, 2003.

Beer Volume

HL million	2003 Q1	2002 Q1	Change	MAT 03 (Q1)	MAT 02 (Q1)	Change
Western Europe	4.9	5.2	-5%	24.7	25.0	-2%
Eastern Europe & Others	4.3	4.5	-5%	22.3	18.2	+22%
Asia	1.8	1.5	+20%	7.7	10.0	-24%
Total Pro-Rata Beer Volume	11.0	11.2	-1%	54.7	53.3	+3%
Total Gross Beer Volume	16.1	16.1	+0%	78.6	69.7	+13%

Operational Report

5

Carlsberg Breweries


Carlsberg
Beer

Western Europe

DKK million	2003 Q1	2002 Q1	Change	2002 FY
Net sales	5,274	5,638	-6%	26,997
EBITA	-18	139	-	2,269
EBITA margin	-0.3%	2.5%	-2.8 pts.	8.4%

Operational Report

6


Carlsberg

Western Europe
(excl. UK)

- Difficult economic environment hurting consumer *confidence and reducing on premise consumption*
- Results affected by late Easter holidays
- Disappointment in Sweden; partly due to delay in restructuring of sales force
- Depressed German market following introduction of can deposit legislation has forced Hannen Brauerei to cut employment by 15%
- Commercial restructuring of Feldschlösschen completed leading to stabilization of market share



Western Europe
UK

- Carlsberg brand growth of 14%
  - Off trade driven by strong can sales of Carlsberg and Carlsberg Export
  - On trade contract wins
- Further improvement in capital employed
- Free on trade declining affecting mix and profitability negatively
- Uncovered pension liabilities impacting P&L (DKK 30-40m for the full year)



Eastern Europe

DKK million	2003 Q1	2002 Q1	Change		2002 FY
Net sales	1,326	1,593	-17%		7,475
EBITA	61	176	-65%		1,274
EBITA margin	4.6%	11.0%	-6.4%		17.0%

- BBH operating profit down DKK 108m
- Rest of area in line with last year in spite of weak economies and late Easter holidays

Operational Report



Baltic Beverages Holding (50%)

DKK million	2003 Q1	2002 Q1	Change		2002 FY
Net sales	802	949	-15%		4,598
EBITA	111	219	-49%		1,231
EBITA margin	13.8%	23.1%	-9.3%		26.8%

- Forex impact on operating profit DKK -30m
- Baltika kept prices stable during distribution restructuring in spite of inflation and beer tax increase

Operational Report



Baltic Beverages Holding (BBH) Market Trends 2003 - 1st Quarter

	Market vol. mhl	Market Growth	BBH Volume Growth	BBH Market Share	Per capita consumption 2002 (litres)
Russia	13.9	-5%	-3%	34%	48
Ukraine	2.5	4%	12%	20%	28
Baltics	0.9	0%	0%	46%	67

- Russian beer market returns to growth in Q2 and is expected to grow 6-7% in 2003
- Margins for 2003 expected to be slightly below last year
- BBH result expected to be in line with last year

Operational Report

Russian Beer Market

Market Shares in Russia

Brewery	2003 Q1	2002 Q1
BBH	34.3	33.4
Sun Interbrew	12.4	11.0
Ochakova	8.8	8.4
Krasny Vostok	7.5	7.3
Bravo (Heineken)	4.4	3.4
Efes	2.9	2.6
Stepan Rasin	2.3	2.7
Others	27.4	31.2
Total	100.0	100.0

Baltic Beverages Holding vs. Market Volume Growth


Market
BBH
50
40
30
20
10
0
-10
%
25
21
23
29
40
32
21
41
12
29
4
13
1
3
-5
-3
2001-Q1
2001-Q2
2001-Q3
2001-Q4
2002-Q1
2002-Q2
2002-Q3
2002-Q4
2003-Q1

Note: BBH domestic beer volume

Figures reported earlier have been slightly changed following update of statistics

Operational Report

Carlsberg Breweries



Eastern Europe

- Türk Tuborg improving profitability according to plan in spite of Iraq War
- Positive development on Carlsberg brand in Poland, Russia, and Rumania

13

Operational Report

Carlsberg Breweries



Asia

DKK million	2003 Q1	2002 Q1	Change		2002 FY
Net sales	273	323	-15%		1,019
EBITA	113	137	-18%		467

14

Operational Report

Carlsberg Breweries


Carlsberg

Asia


Carlsberg
ASIA LTD.

- Business in Hong Kong and Singapore affected by fear of SARS virus
- Hite contributes with DKK 30m and Thailand profit guarantee with DKK 30m

15

Operational Report

Carlsberg Breweries



Expectations for 2003

- EBITA in line with last year
- Net profit 15% higher in spite of challenging economic environment and unfavourable forex development
- Carlsberg brand to grow by 7%
- Capital employed reduction of more than DKK 1bn

16

Expectations

"Exemption No. 82-3998"

ORKLA FIRST QUARTER 2003

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.-31.3. 2003	1.1.-31.3. 2002	1.1.-31.12. 2002
Operating revenues	**9,870**	10,278	42,979
Operating expenses	**(8,874)**	(9,144)	(37,084)
Ordinary depreciation and write-downs	**(563)**	(552)	(2,232)
Operating profit before goodwill amortisation	**433**	582	3,663
Ordinary goodwill amortisation and write-downs	**(130)**	(117)	(499)
Other revenues and expenses [1]	**(1)**	0	(143)
Operating profit	**302**	465	3,021
Profit from associates	**571**	87	305
Dividends	**26**	13	369
Portfolio gains	**(640)**	138	(95)
Financial items, net	**(268)**	(278)	(1,193)
Profit before tax	**(9)**	425	2,407
Taxes	**3**	(115)	(630)
Profit after tax	**(6)**	310	1,777
Of this minority interests	**16**	40	166
Profit before tax, Industry division	**79**	262	2,067
Profit before tax, Financial Investments division	**(88)**	163	340
Earnings per share fully diluted (NOK)	**(0.1)**	1.3	7.7
Earnings per share fully diluted, adjusted (NOK) [2]	**0.5**	1.8	10.6

[1] Other revenues and expenses totalled net NOK -1 million in first quarter 2003 which can be related to Orkla Beverages.

[2] Excluding goodwill amortisation and other revenues and expenses.

OPERATING REVENUES AND OPERATING PROFIT BEFORE GOODWILL AMORTISATION IN NOK MILLION QUARTERLY



OPERATING REVENUES
12000
10000
8000
6000
4000
2000
0
1Q 2Q 3Q 4Q
2001
1Q 2Q 3Q 4Q
2002
1Q
2003
OPERATING PROFIT BEFORE GOODWILL AMORTISATION
1400
1200
1000
800
600
400
200
0
1Q 2Q 3Q 4Q
2001
1Q 2Q 3Q 4Q
2002
1Q
2003

MAIN TRENDS IN THE FIRST QUARTER

- Lower beer sales in Europe resulted in a poor start to the year for Carlsberg Breweries. For Orkla's other industrial operations the trend was positive, taking into account the effects of a late Easter and structural changes in the Chemicals business.
- The Financial Investments division achieved a higher return than the Oslo Stock Exchange Benchmark Index, but the results were weak due to the continuing decline on the financial markets. At the end of the first quarter, the market value of the portfolio was lower than the book value, as a result of which NOK 668 million was posted as a loss on portfolio shares. At the end of April, however, this loss had been fully reversed due to an upswing on the market.
- Orkla's stake in Enskilda Securities was sold in the first quarter, at a gain of NOK 513 million.
- After this, Orkla's pre-tax loss amounted to NOK 9 million, compared with a profit of NOK 425 million in the first quarter of last year.

In the first quarter, Group operating revenues totalled NOK 9,870 million, compared with NOK 10,278 million in the corresponding period of 2002. Taking into account currency fluctuations and the effects of Easter coming later in 2003 than last year, operating revenues were on a par with corresponding period of 2002.

Group operating profit before goodwill amortisation amounted to NOK 433 million in the first quarter, compared with NOK 582 million in the corresponding period of 2002. For continuing business, adjusted for currency translation effects, operating profit was down NOK 113 million. The negative difference is mainly ascribable to a generally weaker start to the year for Orkla Beverages. Weaker volume growth on the Russian beer market and a decline in the value of the RUR against the EUR had a negative impact on profit for Baltic Beverages Holding (BBH).

As a result of the late Easter season, Orkla Foods posted somewhat lower profit than in the first quarter of last year. Underlying growth was on a par with last year. Measures have been implemented to improve the situation, not least for seafood, but they will not take effect until later in 2003.

Orkla Brands had a good quarter, with satisfactory profit growth in most business areas. This was partly driven by internal improvement projects, particularly within the Biscuits and Confectionery businesses, and partly by the positive contribution from new launches.

Orkla Media reported profit growth for the period. This was primarily ascribable to Newspapers Norway and Magazines, which both achieved satisfactory growth during the quarter. Newspapers Eastern Europe and Direct Marketing also made progress. The Danish advertising markets declined further in the period compared with the first quarter of 2002. Despite the comprehensive cost-reduction measures that have been carried out, profit performance in Denmark remained very weak.

Quarterly profit for the Chemicals business was negatively affected by the loss of profit from companies that were sold last year. At the same time, new operations in Switzerland are being phased in and this reduced profit in the first quarter, but the trend for the rest of the year is expected to be more positive. The Lignin and Energy businesses achieved good results.

The profit contribution from associates totalled NOK 571 million in the first quarter. A NOK 513 million gain on the sale of Orkla's stake in Enskilda Securities (22.5 %) largely explains the high contribution to profit. Jotun's performance was somewhat weaker during the period than in the first quarter of last year.

Net interest expenses were down due to a generally lower interest rate. However, this was offset by the negative impact of currency loans by Carlsberg Breweries in BBH and Turkey.

On a weak stock market, the return on Orkla's share portfolio was less negative than the indices with which it is relevant to compare Orkla's performance. The total return on the portfolio in the first quarter was -6.3 %, compared with -9.7 % for the Oslo Stock Exchange Benchmark Index. At the end of the quarter, the market value of the portfolio was lower than the book value. In accordance with Orkla's accounting practice, the negative difference of NOK 668 million was posted as a loss on portfolio shares. When the market value of the portfolio once again rise and exceeds the book value, this loss will be reversed. Since the end of March, the trend on the financial market has been positive and by the end of April the entire loss of NOK 668 million had been reversed.

Orkla's earnings per share amounted to NOK -0.1 in the first quarter of 2003, compared with NOK 1.3 in the first quarter of last year. Before goodwill amortisation and other revenues and expenses, earnings per share were NOK 0.5, compared with NOK 1.8 last year. These differences are primarily due to the weaker start to the year for Orkla Beverages and the decline in value of the share portfolio. The tax charge for 2003 is calculated to be 28 %, which is somewhat higher than in 2002.

ORKLA FOODS

- **Profit somewhat lower than last year because Easter sales will be recognised in the second quarter**
- **Orkla Foods has intensified its work on improvement programmes aimed at significantly reducing the cost base**
- **Stronger focus on innovation**

Orkla Foods' operating revenues in the first quarter of 2003 totalled NOK 2,663 million. For continuing business, adjusted for currency translation effects, this was 3 % lower than in the first quarter of 2002. Orkla Foods' first quarter operating profit before goodwill amortisation amounted to NOK 144 million. Adjusted for the effect of a late Easter and thereby lower seasonal sales in the first quarter, profit was on a par with last year.

Stabburet and Bakers reported a rise in sales for the quarter, while for the other business areas sales were somewhat lower than last year. This particularly applies to Abba Seafood, since a substantial part of its revenues are directly linked to Easter, midsummer and Christmas.

In order to increase its competitiveness, Orkla Foods aims to significantly reduce its cost base in the next two to three years. The number of employees at Orkla Foods will be reduced.

A series of cost-cutting measures have been implemented and new measures are currently being planned. The "Lyftet" improvement programme at Procordia Food is proceeding according to plan. The ambitions and momentum of the improvement programme at Abba Seafood have been increased. The turnaround operation at Superfish (Poland) is proceeding as anticipated and the process of coordinating operations with Kotlin has begun. The other divisions are also implementing rationalisation and improvement programmes. Bakers moved into its new production and dispatch building at Økern in Oslo in February. When it is fully operational, the new building will increase the company's production capacity and provide a foundation for rationalising all Bakers' activities in South-Eastern Norway.

To strengthen the strategic focus on innovation, brand-building, cost reductions and further growth, Orkla Foods was divided into three main divisions as from March 2003: Orkla Foods Nordic, Orkla Foods International and Orkla Foods Ingredients.

Amounts in NOK million	OPERATING REVENUES 1.1-31.3. 2003	2002	1.1.-31.12. 2002	OPERATING PROFIT BEFORE GOODWILL AMORTISATION 1.1.-31.3. 2003	2002	1.1.-31.12. 2002
Orkla Foods	**2,663**	2,688	11,062	**144**	167	902
Orkla Beverages	**2,846**	3,195	14,516	**(9)**	141	1,364
Orkla Brands	**1,173**	1,132	4,500	**213**	175	787
Orkla Media	**1,726**	1,738	7,079	**16**	(9)	148
Eliminations	**(50)**	(39)	(157)	**0**	0	0
Branded Consumer Goods	**8,358**	8,714	37,000	**364**	474	3,201
Chemicals	**1,462**	1,527	5,726	**103**	140	537
H.O./Unallocated/Eliminations	**(26)**	(14)	(58)	**(36)**	(35)	(116)
Industry division	**9,794**	10,227	42,668	**431**	579	3,622
Financial Investments division	**76**	51	311	**2**	3	41
Group	**9,870**	10,278	42,979	**433**	582	3,663

ORKLA BEVERAGES

- **Weak volume growth on European markets**
- ***5 % volume growth for the Carlsberg brand***
- **BBH increased its market shares in Russia, but growth on the beer market was negative in the first quarter**

Orkla's 40 % stake in Carlsberg Breweries generated operating revenues of NOK 2,846 million in the first quarter. Adjusted for currency translation effects, this was 3 % lower than in the corresponding period of last year.

Operating loss before goodwill amortisation amounted to NOK 9 million, compared with a profit of NOK 141 million in the first quarter of 2002. Sales growth was generally weak, particularly in the bar and restaurant sector, which in some places experienced a significant decline. The late Easter season, currency fluctuations, the generally weak macro-economic situation and the fear of terrorist attacks all had a negative impact. Market positions were maintained.

Carlsberg Breweries' beer sales volume (100 %) amounted to 16.1 million hectolitres in the first quarter, on a par with the corresponding period of last year. Adjusted for acquired businesses, however, beer volume was 4 % lower in the first quarter of 2003 than in the corresponding period of last year. Sales volume for other beverages was 4.4 million hectolitres, up 4 % compared with the first quarter of 2002. Volume growth for the Carlsberg brand was 5 % in the first quarter.

Operating revenues for the Northern and Western Europe market region[1] totalled DKK 5,274 million in the first quarter. Adjusted for currency translation effects, this was 5 % lower than in the first quarter of last year. EBITA was DKK -18 million, compared with DKK 139 million in the first quarter of 2002.

Weak volume growth on most markets, with the exception of the UK and exports, affected the quarterly results. The rise in volume in the UK was driven by the improved performance of the Carlsberg brand, but was offset by pressure on prices and higher distribution costs. The trend in the Nordic region was weak, partly due to the late Easter season. Stronger competition from low price brands at Systembolaget (the Swedish wines, spirits and strong beer monopoly) led to lower volume sales of Class III beer for Carlsberg Sweden. The businesses in Southern Europe were affected by the generally weak economic situation, which led to lower sales. Improvement measures in Switzerland led to cost reductions that partially offset the weak sales performance.

Operating revenues in the Central and Eastern Europe market region[1] totalled DKK 1,326 million in the first quarter. Adjusted for currency translation effects, this was 2 % higher than in the corresponding period of 2002. EBITA was DKK 61 million. Adjusted for currency translation effects, this was DKK 90 million lower than the first quarter of 2002. The weak trend on the Russian beer market contributed to negative sales and profit growth for BBH. Moreover, the weakening of the USD against the EUR led to negative currency translation effects. As anticipated, the re-organisation of distribution led to lower volumes for the Baltika Group. These were offset by higher volumes for BBH's other Russian breweries, and BBH increased its market share in Russia to 34 % in the first quarter. A tendency towards price pressure on the Russian beer market had a negative impact on margins. An improved product mix and lower costs helped to improve profit at Türk Tuborg.

BBH's beer sales volume totalled 5.8 million hectolitres in the first quarter of 2003, on a par with the corresponding period of last year. Market growth for beer in Russia in the first quarter was a negative -5 %, while BBH's volume dropped 3 % on the Russian market. In Ukraine, BBH reported 12 % growth in beer volume, while market growth was 4 %. In the Baltic States, both BBH's volumes and the total market were on a par with the first quarter of last year.

Operating revenues for Carlsberg Asia[1] (50 %) in the first quarter amounted to DKK 273 million and EBITA was DKK 113 million, down 2 % and 4 % respectively, adjusted for currency translation effects, compared with the first quarter of 2002. Profit in Thailand continues to include the previously explained profit guarantee and amounted to DKK 28 million for the first quarter (contributed by Carlsberg Breweries' partner in Carlsberg Asia). The total volume of beer sold by Carlsberg Asia was 19 % higher than in the corresponding period of last year, primarily as a result of new businesses in Laos and China. The spread of SARS had a negative impact on the Chinese and Hong Kong businesses.

[1] Figures for market regions shown in DKK and for Carlsberg Breweries 100 %.

ORKLA BRANDS

- **Broad-based profit growth**
- **Improvement projects in the Biscuits and Confectionery businesses made a positive contribution**
- **Profit for Lilleborg Home and Personal Care on a par with last year**

Operating revenues for Orkla Brands amounted to NOK 1,173 million in the first quarter. Adjusted for reclassifications and currency translation effects, this is equivalent to a rise of 4 % compared with last year. All business areas, with the exception of Lilleborg Home and Personal Care, reported revenues on a par with or above last year's figures. Underlying income growth was particularly good for Confectionery, Biscuits and Snacks in Norway. The rise in sales was largely due to new products.

Operating profit before goodwill amortisation for Orkla Brands totalled NOK 213 million in the first quarter, up 22 % on last year. Although Confectionery and Biscuits were the main contributors to profit growth, all business areas reported profit on a par with or better than last year. The good performance of Confectionery is largely ascribable to new product launches and internal improvement projects in the production sector. The Biscuits business realised positive gains from the improvement projects that were completed in 2002 and satisfactory sales in Norway.

New products that were launched in 2002 made a positive contribution to profit growth in the first quarter. Orkla Brands also launched several new personal care, detergent, confectionery and biscuits products in the first quarter of 2003.

On the whole, market shares for Orkla Brands were slightly higher, particularly for Biscuits, Confectionery and Dietary Supplements.

ORKLA MEDIA

- **Progress for Newspapers Norway, Magazines, Newspapers Eastern Europe and Direct Marketing**
- **Advertising slowdown flattens out in Eastern Europe**
- **Continued decline on the Danish advertising markets**

Operating revenues for Orkla Media totalled NOK 1,762 million in the first quarter. For continuing business, adjusted for currency translation effects, this was equivalent to a decline of 1 %, largely due to the continued fall in advertising revenues in Denmark. Operating profit before goodwill amortisation amounted to NOK 16 million in the first quarter. For continuing business, adjusted for currency translation effects, this was NOK 26 million higher than in the corresponding period of last year. The rise in profit was mainly ascribable to Newspapers Norway and Magazines, while the decline on the advertising market in Poland appears to be flattening out. The Danish advertising market is expected to remain weak.

Profit for the Danish newspaper business was lower than last year for continuing business. Lower paper prices and the benefits of cost reduction measures compensated for much of the continued decline in advertising revenues. Lower GDP growth and aggressive competition on the advertising market affected advertising revenues negatively. Urban strengthened its position as the leading free newspaper in Copenhagen and profit improved.

Profit for the Norwegian newspaper business was higher than in the corresponding period of last year. This was ascribable to the effects of cost reduction measures, lower paper costs and more sales days due to the late Easter season. Advertising volume growth for the Group's daily newspapers in Norway was somewhat higher than for the total market. Circulation growth was slightly weaker than in the first quarter of last year.

The newspaper business in Eastern Europe reported higher profit for continuing business than in the corresponding period of last year due to the effects of cost reduction measures and lower paper prices. Advertising growth was marginally better than in the first quarter of last year, but circulations continued to decline.

Magazines had a very good first quarter. The improvement from last year was due to a rise in magazine sales, mainly for Her og Nå.

Direct Marketing reported profit growth for continuing business compared with last year, largely due to the effects of cost-cutting measures.

CHEMICALS

- **Good results from the lignin and energy businesses**
- **Weaker results from the other business areas**
- **Decline in profit primarily due to loss of profit from sold businesses and phasing in of new operations in Switzerland**

Borregaard's operating revenues amounted to NOK 1,462 million in the first quarter of 2003, down 8 % for continuing business, adjusted for currency translation effects.

Operating profit before goodwill amortisation was NOK 103 million, compared with NOK 140 million in the first quarter of 2002. Lower prices in NOK and structural changes largely explain the decline in operating profit.

For Borregaard LignoTech, the first quarter was on a par with the first three months of last year. Sales to the construction industry were affected by the weaker USD, the weak international economic situation and tougher competition. Good results and volume growth were achieved in other segments. The expansion of the factory in South Africa is proceeding according to plan and new production will begin in the second quarter.

The weaker profit for Borregaard ChemCell compared with the first quarter of last year is mainly due to lower prices in NOK. Price and market trends for speciality cellulose remain stable. As planned, the recently-acquired Swiss company reported negative profit in the first quarter but a more positive trend is anticipated for the year as a whole. The new yeast extract business is currently being developed and will take some time to make a positive contribution to profit. The general price rise on the cellulose market and the effects of an improvement programme are expected to improve profit in the second quarter.

Borregaard Synthesis' deliveries of pharmaceutical intermediates were high in the first quarter of 2002, but substantially lower in the first quarter of this year. Operating profit was also somewhat lower, but better than in the previous nine months due to cost reductions and stable margins.

GROUP BALANCE SHEET

Amounts in NOK million	31.3. 2003	31.3. 2002	31.12. 2002
Assets:			
Long-term assets	**27,519**	27,731	26,786
Portfolio investments etc.	**11,297**	12,182	11,998
Short-term assets	**14,886**	14,160	14,338
Total assets	**53,702**	54,073	53,122
Equity and Liabilities:			
Equity and minority interests	**18,777**	18,711	18,691
Interest-bearing liabilities	**23,001**	23,857	22,443
Interest-free liabilities and provisions	**11,924**	11,505	11,988
Total equity and liabilities	**53,702**	54,073	53,122
Equity to total assets (%):			
Book	**35.0**	34.6	35.2
Incl. unrealised gains before tax	**35.0**	38.4	35.4

CHANGES IN EQUITY

	1.1.-31.3.		*31.12.*
Amounts in NOK million	**2003**	2002	2002
Equity at 1 January	**17,800**	17,969	17,969
Profit for the year after minority	**(22)**	270	1,611
Dividend	**0**	0	(708)
Repurchase of own shares	**(156)**	(46)	(351)
Translation difference etc.	**234**	(443)	(721)
Total	**17,856**	17,750	17,800

CASH FLOW

	1.1.-31.3.		*1.1.-31.12.*
Amounts in NOK million	**2003**	2002	2002
Industry division:			
Operating profit	**301**	462	2,981
Depreciation and write-downs	**706**	665	2,895
Change in net working capital	**(384)**	(404)	195
Cash flow from operating activities	**623**	723	6,071
Net replacement expenditure	**(390)**	(410)	(1,843)
Free cash flow operating activities	**233**	313	4,228
Financial items, net	**(253)**	(189)	(1,143)
Free cash flow from Industry division	**(20)**	124	3,085
Free cash flow from Financial Investments division	**(156)**	46	715
Taxes paid	**(243)**	(682)	(973)
Miscellaneous	**32**	5	(207)
Cash flow before capital transactions	**(387)**	(507)	2,620
Dividends paid	**(18)**	(21)	(781)
Share buy back	**(156)**	(46)	(351)
Cash flow before expansion	**(561)**	(574)	1,488
Expansion investments, Industry division	**(50)**	(209)	(740)
Sold companies	**185**	0	210
Acquired companies	**(66)**	(241)	(1,920)
Net purchases/sales portfolio investments	**242**	(562)	(920)
Net cash flow	**(250)**	(1,586)	(1,882)
Currency translations net interest-bearing debt	**(671)**	297	1,498
Change in net interest-bearing debt	**921**	1,289	384
Net interest-bearing debt	**20,437**	20,421	19,516

Denofa reported a slightly lower quarterly profit than in the first quarter of last year, mainly due to a lower level of sales to the fish feed industry as a result of lower feed production and tougher competition. The industrial crushing margin was slightly lower than in the corresponding period of last year. The market for edible oils was on a par with last year.

Operating profit for Borregaard Energy was higher in the first quarter of this year than in the corresponding period of 2002. Higher market prices and good profit from financial trading in power contracts were somewhat offset by lower own production. Profit for Borregaard Vafos and Borregaard Hellefoss was slightly higher than in the first quarter of last year due to higher volumes, lower raw material prices for wood pulp and more stable paper prices.

FINANCIAL INVESTMENTS

After falling 31.1 % in 2002, the Oslo Stock Exchange Benchmark Index dropped a further 9.7 % in the first quarter of 2003. The other Nordic markets also experienced a weak trend in the first quarter. The strongest decline was on the Finnish stock market, which fell 14.8 %.

The return on Orkla's investment portfolio was -6.3 % in the first quarter. The investment in Elkem had the strongest negative impact.

The pre-tax loss for the Financial Investments division amounted to NOK -88 million in the first quarter, compared with a profit of NOK 163 million in the corresponding period of last year. The portfolio was written down by NOK 668 million, which is equivalent to the unrealised loss. The write-down has been posted under losses on portfolio shares. Since the end of the quarter, the trend on the financial market has been positive, and by the end of April the entire loss of NOK 668 million had been reversed. Realised gains in the first quarter amounted to NOK 28 million, compared with gains of NOK 138 million last year. Dividends received totalled NOK 23 million for the quarter, compared with NOK 12 million for the first quarter of 2002. The sale of Orkla's stake in the brokerage firm Enskilda Securities (22.5 %) gave the Orkla Finans group a gain of NOK 513 million, which has been posted under profit from associates.

Net divestments of shares amounted to approximately NOK 218 million in the first quarter.

The net asset value of the portfolio was reduced by NOK 805 million in the first quarter, to NOK 9,435 million. At the end of March, the market value of the portfolio was NOK 11,224 million and foreign investments accounted for 29.8 % of the portfolio.

CASH FLOW AND FINANCIAL SITUATION

Free cash flow from the Industry division was NOK 144 million lower in the first quarter of 2003 than in the corresponding period of last year. The decline was due to lower operating profit for the period.

Expansion investments in Carlsberg Breweries companies accounted for the majority of the Industry division's expansion investments, which



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amounted to NOK 50 million. Acquired companies, which accounted for a net outlay of NOK 66 million, are primarily linked to acquisitions by Orkla Beverages. Divested companies accounted for NOK 185 million in the first quarter and are related to settlement for the Chemicals business's sale of nine small power stations towards the end of 2002.

The Orkla Group's net sales of portfolio shares amounted to NOK 218 million in the first quarter. Settlement for the sale of Orkla's stake in Enskilda Securities (22.5 %) will be made in the second quarter.

Buy-backs of Orkla shares amounted to NOK 156 million in the first quarter, compared with NOK 46 million in the corresponding period of last year, and were equivalent to 0.8 % of outstanding shares.

The Norwegian krone has weakened since the beginning of the year, which had a negative currency effect on net interest-bearing liabilities. This effect amounted to NOK 671 million in the first quarter and was the main reason for the NOK 921 million rise in net interest-bearing liabilities.

The average interest rate was 5.1 % in the first quarter. The proportion of interest-bearing debt at floating rates was 84 %, mainly in NOK, EUR, SEK, DKK and USD (22 % in NOK and 78 % in foreign currencies).

Translation differences in equity capital were equivalent to NOK 234 million, and at the end of the first quarter the equity-to-assets ratio was 35.0 %, down 0.2 percentage points since the end of last year.

OUTLOOK

On the whole, Orkla maintains its view of the economic prospects for 2003, as expressed in the Report of the Board of Directors in the Annual Report for 2002. Due to a weaker start to the year for Orkla Beverages, however, Carlsberg Breweries has reduced its estimate for anticipated growth in operating profit before goodwill amortisation from 5-10 % (in local currencies) to more or less zero growth in 2003. The overall performance of Orkla's other companies is expected in total to be positive. Interest rates and the foreign currency situation may have certain positive effects, mainly in the latter part of the year.

Oslo, 7 May 2003
The Board of Directors of Orkla ASA

ORKLA



ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Tel. +47 22 54 40 00 Telefax +47 22 54 44 90
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